October 12, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Patrick Gilmore, Accounting Branch Chief
David Edgar, Staff Accountant
Re:	DemandTec, Inc. Form 10-K for the Fiscal Year Ended February 28, 2010 Filed April 23, 2010 File No. 001-33634
Ladies and Gentlemen:
          We are responding to the comments contained in the letter dated September 21, 2010 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) related to the above referenced filing. For your convenience, we have repeated each comment contained in the Comment Letter below in italic type before our response.
Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Operations, page 62
1.	We note your tabular presentation of stock-based compensation in footnote (2) of your Consolidated Statements of Operations which includes a total stock-based compensation. Pursuant to paragraph F of SAB 107, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. The guidance in SAB 107, however, does not provide for a reconciliation of the stock-based compensation expense on the face of the income statement that includes a total of the stock-based compensation. Tell us how you considered the guidance in SAB 107 in your current disclosures and how you intend to comply with such guidance in your future filings. In addition, see the Division of Corporation Finance’s “Current Accounting and Disclosure Issues” (Updated 11/30/2006), Section I.B.2 at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.
          The Company notes the Staff’s comments. We respectfully advise the Staff that we present our stock-based compensation expense in a tabular format on the face of our Consolidated Statements of Operations because of the significance of the noncash expense, both as a percentage of our total revenue and as a percentage of each cost and operating expense financial statement line-item. We believe that providing this financial information on the face of our Consolidated Statements of Operations is informative to investors.
          In response to the Staff’s comment, beginning with our quarterly report on Form 10-Q for the three months ending November 30, 2010 and going forward, we will remove the tabular presentation of the stock-based compensation expense, and disclose the amount of stock-based compensation expense in parenthesis on the appropriate income statement line items.
Notes to Consolidated Financial Statements
Note 1. Business Summary and Significant Accounting Policies
Revenue Recognition, page 66
2.	Please tell us whether you sell any of your professional services separately from your SaaS services and if so, how you consider the timing of when the professional services agreement was signed in comparison to the SaaS start date in your recognition of revenue. In this regard, clarify the time period or other factors in which you believe a professional services agreement would not be part of your SaaS services if not signed or agreed upon at the service start date.
          The Company notes the Staff’s comments. We provide professional services, which consist of implementation, training, data and modeling services, and analytical services related to our customers’ use of our software. We contract to provide the significant majority of our professional services in conjunction with the initial sale and/or renewal of our SaaS services. We account for all fees received under these agreements as a single unit of accounting and recognize them ratably as revenue over the term of the related SaaS agreement.
          In some cases, we provide additional or separate professional services to our customers. For the purposes of determining the appropriate accounting, we believe that Accounting Standards Codification (“ASC”) Topic 985-605-55-4 provides relevant analogous guidance in assessing whether these professional services should be accounted for as a part of the overall Software-as-a-Service, or SaaS, agreement. While we review all the factors under ASC Topic 985-605-55-4, (1) the timing of the negotiation or execution of the professional services agreement relative to the SaaS agreement, (2) the interrelationship between the agreements in terms of design, technology, or function, and (3) whether we are doing what is, in essence, a single project are the most relevant in our determination of whether these additional professional services fees are accounted for on a stand-alone basis. Historically, an insignificant amount of professional services fees have not been recognized along with the underlying SaaS services term.

Deferred Revenue, page 66
3.	We note you from your first quarter fiscal 2010 earnings call that you no longer invoice the full amount of your multi-year customer contracts up-front. We also note in your disclosure that for agreements with terms over one year, because you generally invoice your customers in annual installments, your deferred revenue balance does not represent the total contract value of your non-cancellable agreements. Please tell us what consideration you gave to disclosing the total contract value of all or your non-cancellable agreements. See Item 101(c)(viii) of Regulation S-K. Additionally, please tell us when you invoice your customers for arrangements with terms under one year (e.g., monthly at the beginning or end of the month, quarterly at the beginning or end of the quarter, etc.)
          The Company acknowledges the Staff’s comments that it no longer invoices the full amount of multi-year contracts up front and that deferred revenue does not represent the total value of the Company’s non-cancellable contracts. However, for the reasons set forth below, the Company does not believe that the total contract value of our non-cancellable contracts or their unbilled portion (which we define as “backlog”) is firm or relevant to an understanding of its business:
•	Most of our professional services arrangements associated with an initial SaaS agreement are contracted on a time-and-materials basis and, as such, total contract values may consist of large estimates. Therefore, there is uncertainty as to whether backlog is firm for many professional services agreements.

•	Unforeseen factors at the time backlog is estimated, such as changes in customer financial circumstances or a customer’s desire to renegotiate a non-cancellable contract (particularly as we’ve experienced in the current economic environment), create uncertainty as to whether backlog should be considered firm for disclosure purposes.

•	Our business relies on low volume, high dollar contracts that have individually negotiated pricing and billing terms, as well as contract lengths. While we generally invoice our SaaS agreements in annual installments, our professional services agreements may be either fixed fee or invoiced on a time-and-materials basis. Because of the unique terms of each contract, along with the low volume and higher price point of our contracts in general, comparison of our total contract value or backlog from period-to-period is not useful. Also, we believe these unique characteristics of our business also make peer-to-peer SaaS company comparison either unhelpful or potentially misleading to investors.

•	The Company believes that total contract value may not be a meaningful indicator of future performance because total contract value may decline if the average duration of customer contracts shortens, even if annual revenue derived from those contracts increases.
•	The Company has never discussed total contract values or backlog values on our earnings calls, and management does not track, calculate, or use this information in evaluating business trends, nor is this information used in making decisions about performance or resource budgeting.
          For agreements with terms under one year, which represent a significant minority of our total contract values, our billing terms are negotiated uniquely by each customer. While the majority of our agreements with terms under one year require a fixed up-front payment, we also invoice monthly in arrears, on a time-and-material basis, and in installments on negotiated dates.
Note 4. Balance Sheet Components, page 75
4.	We note that as of December 31, 2009, you held approximately $46 million of marketable securities, however we are unable to locate disclosure describing how you measure the fair value of these securities or the level within the fair value hierarchy in which such fair value measurements fall. Please tell us how you considered the disclosure requirements of ASC 820-10-50 including the required tabular presentation of quantitative disclosures.
          The Company notes the Staff’s comments. The Company advises the Staff that, in accordance with the guidance of ASC Topic 320, the $46 million of our marketable securities were classified as held-to-maturity securities and measured at amortized cost (or net carrying amount), subject to our periodic impairment review and adjustment if the decline in value is determined to be other-than-temporary. Accordingly, the disclosure requirements of ASC Topic 820-10-50 were not applicable to the marketable securities we held, including the disclosure of how we measure the fair value of these securities or the level within the fair value hierarchy in which such fair value measurements fall.
5.	In light of the percentage of your marketable securities to your total assets, please tell us how you considered whether you meet the definition of an investment company. Please refer to Section 3 of the Investment Company Act of 1940 and ASC Topic 946-10-15.
          The Company notes the Staff’s comments. The Company has considered whether it meets the definition of an investment company under Section 3 of the Investment Company Act of 1940 (the “Investment Company Act”), and determined it is not an “investment company” as defined in Section 3(a) of the Investment Company Act. The Company is deemed not to be an investment company under Sections 3(a)(1)(A) or 3(a)(1)(B), or ASC Topic 946-10-15, as the Company is not, nor does it hold itself out as, being engaged primarily in the business of investing in securities, nor is it engaged in the business of issuing face-amount certificates of the installment type, and the primary purpose of our investments in marketable securities is for capital preservation. With respect to Section 3(a)(1)(C) of the Investment Company Act, the Company does not own investment securities having a value exceeding 40% of its total assets (exclusive of Government securities and cash items). In this regard, the Company notes that a significant portion of its marketable securities are government securities (as defined in the Investment Company Act).
Note 7. Share-based Compensation
Equity Incentive Plans, page 78
6.	We note that you combine the activity and balances of stock options, performance stock units and restricted stock units in a single table. Please tell us how you considered providing separate tables for these instruments since they typically have different characteristics. Please refer to ASC 718-10-50-2(g).
          The Company notes the Staff’s comments. We advise the Staff that we disclosed and provided the information specified in paragraph (a), (b) and (d) through (f) of ASC Topic 718-10-50-2 separately for different types of awards, such as stock options, performance stock units (“PSUs”) and restricted stock units (“RSUs”), to the extent that the difference in the characteristics of these awards is important to the understanding of our stock-based compensation plans. We combined disclosures of the activities and balances of stock options, PSUs and RSUs in a single table to avoid redundancy of certain descriptions.
          In response to the Staff’s comment, beginning with our quarterly report on Form 10-Q for the three months ending November 30, 2010 and going forward, we will disclose the activity and balances for each of PSUs and RSUs separately from those of stock options.
          For illustrative purposes, the presentation will be as follows:

Summary of Restricted Stock Units Activity

Balance at February 28, 2009	xxx
Awarded	xxx
Released	(xxx)
Forfeited	(xxx)

Balance at February 28, 2010	xxx
Awarded	xxx
Released	(xxx)
Forfeited	(xxx)

Balance at November 30, 2010	xxx

Summary of Performance Stock Units Activity

Balance at February 28, 2009	xxx
Awarded	xxx
Released	(xxx)
Forfeited	(xxx)

Balance at February 28, 2010	xxx
Awarded	xxx
Released	(xxx)
Forfeited	(xxx)

Balance at November 30, 2010	xxx

Exhibit 23.1
7.	Please revise to provide a signed consent from your independent registered public accounting firm.
          We respectfully advise the Staff that we have obtained the signed consent from our independent registered public accounting firm and will file an amended Form 10-K promptly.

The Company further acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to this filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
          We would appreciate the Staff’s confirmation by telephone that we have provided an adequate response to the Staff’s comments. If you should have any comments or requests for information, please direct them to me. You can reach me at 1 Franklin Parkway, Building 910, San Mateo, California 94403, or you can contact by phone at (650) 645-7350 or by fax at (650) 645-7383.

Very truly yours, DemandTec, Inc.
/s/ Mark A. Culhane
Mark A. Culhane
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)